Exhibit 23.3
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” and to the use of our reports dated February 29, 2008 (except for Note 14, as to which the date is June 4, 2008) with respect to the consolidated financial statements and schedule of Aviv Healthcare Properties Limited Partnership and Subsidiaries, our report dated June 17, 2008 with respect to the financial statements of Aviv Asset Management, L.L.C., and our report dated June 23, 2008 with respect to the balance sheet of Aviv REIT, Inc., in the Registration Statement (Form S-11) and related Prospectus of Aviv REIT, Inc. for the registration of $200 million of its common stock.

/s/ Ernst & Young LLP

Chicago, IL
June 26, 2008